KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

December 29, 2009

VIA EDGAR

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

	Re:	Jarden Corporation
Correspondence Submitted November 4, 2009 Regarding
Form 10-K for the Year Ended December 31, 2008
Filed on February 23, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2009
Form 10-Q for the Period Ended June 30, 2009
Filed July 28, 2009
Form 10-Q for the Period Ended September 30, 2009
Filed October 30, 2009
File No. 1-13665

Dear Mr. Owings:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated November 18, 2009 (the “Staff Letter”). In connection therewith, set forth on Exhibit A hereto are the responses of Jarden Corporation (the “Company”) to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander

Mitchell D. Hollander

Enclosures

cc:	John E. Capps, Esq. (Jarden Corporation)

Exhibit A - Responses of Jarden Corporation to the

Commission Staff Comment Letter dated November 18, 2009

General

1.	We note your responses to comments two, three, five, six, seven, nine, 10, 11, 13, 14 and 15 in our letter dated September 30, 2009. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for the future filings.

The Company notes the Staff’s comment and, in response to this comment, set forth below after each of the Staff’s original comments two, three, five, six, seven, nine, 10, 11, 13, 14 and 15 in the Staff’s letter dated September 30, 2009, are the Company’s original and further responses to such comments.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and ... page 38

2.	In future filings, please thoroughly expand this section, and the similar section in your quarterly report on Form 10-Q for the period ended June 30, 2009, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

•

In the second paragraphs of the subsections entitled, “Overview,” on page 38 of your annual report and on page 23 of your quarterly report, you state that you seek to grow your business by continuing your tradition of product innovation, new product introductions, and providing your consumers with the “experience and value” they associate with your “strong brand portfolio.” Also, you state that you plan to “leverage and expand [your] domestic and international distribution channels, increase brand awareness through co-branding and cross-selling initiatives and pursue strategic acquisitions, all while driving margin improvement.” Please explain in greater detail your plans to grow through product innovation, new product introductions, and the continued experience and value of your brand portfolio. Further, please explain how you will leverage and expand your distribution channels, co-brand and cross-sell to increase brand awareness, find and integrate strategic acquisitions, and drive margin improvement.

•

In this regard, we note the discussion in your annual report’s subsection entitled, “Business Strategy,” beginning on page 14. In this subsection, you disclose certain actions you plan to take to “increase profitability, cash flow and revenue while enhancing [y]our position as a leading manufacturer, marketer and distributor of branded consumer products used in and around the home and ‘home away from home,’” such as penetrating existing distribution channels, introducing new products, expanding internationally, pursuing strategic acquisitions, and focusing on operating margin improvements. In your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please describe in greater detail the manner in which you will implement these actions and how they will impact you in future periods. For example, you state that you will further penetrate existing distribution channels by providing “quality products,” fulfilling logistical requirements and volume demands “efficiently and consistently,” providing “comprehensive product support from design to after-market customer service,” “cross-sell[ing]” your brands across “various business segments” to your “extensive combined customer bases,” and leveraging your international “distribution channels.” Please discuss your plans for taking each of these steps.

•

Please discuss the reasons that you did not have any acquisitions in 2008 and completed only two tuck-in acquisitions that “were not significant” through the first six months of 2009 and describe how this development impacted you and will impact you in future periods given your history of growth from acquisitions and your stated desire to pursue strategic acquisitions going forward.

•

On page 42 of your annual report, you state that in 2008 your net interest expense increased by $29.0 million “principally due to higher levels of outstanding debt,” and on page 18 of your annual report, you state that you have a “significant” amount of debt that imposes such “constraints and requirements” on your operations and financial performance that it is a material risk to you. Please discuss how your debt will impact you in future periods, including the constraints and requirements it causes, and the steps you are taking, if any, to deal with the debt and its consequences.

•

Throughout this section, in both your annual and quarterly reports, you cite the “declines in domestic and international sales resulting from overall economic weakness” as a reason for negative performance indicators. Please discuss the economic downturn in greater detail, including how it will impact you in future periods and the steps you are taking in response to the downturn.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will expand, to the extent applicable, the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section and the similar section in the Company’s quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s financial condition, operating performance, revenues, or income, or result in the Company’s liquidity decreasing or increasing in any material way. In doing so, the Company will also address, to the extent applicable at such time, the examples raised by the Staff. The Company understands that the above list contains only examples of trends, demands, commitments, events or uncertainties and is not an exhaustive list of disclosure items to be expanded upon.

Further Response:	FIRST BULLET POINT: With regard to the first bullet point listed above, the Company notes the Staff’s comment and, in response to this comment, the Company has, in its most recent quarterly filing, deleted the referenced statements from the “Overview” subsection. To the extent the Company’s plans include specific initiatives in the future, the Company will discuss such initiatives in greater detail in future filings.

SECOND BULLET POINT: With regard to the second bullet point listed above, the Company notes the Staff’s comment and, in response to this comment, the Company respectfully advises the Staff that the Company’s “Business Strategy” is a long-term strategy whose principles are the basis for, and are inherent in, the Company’s normal operating procedures. To the extent this “Business Strategy” manifests itself in specific initiatives, the Company will discuss such initiatives as appropriate in future filings. The manifestation of this “Business Strategy” in areas such as new product development, cross-branding products and continuous improvement programs has been discussed and will continue to be discussed in future annual filings in Part I, Item 1 – Business.

In the Company’s most recent quarterly filing, the forepart of Management’s Discussion and Analysis of Financial Condition and Results of Operations has been revised to address current market conditions and significant 2009 activities and is as follows:

“Market Overview

The Company operates primarily in the consumer products markets, which are generally affected by overall economic conditions. The Company’s results and activities for the nine months ended September 30, 2009 have been affected by the following macroeconomic factors:

•        Global economic weakness, a recessionary economy in the United States and the corresponding decline in consumer confidence and demand has negatively affected sales both domestically and internationally.

• Less volatile commodities markets have resulted in lower input costs relative to last year, with commensurate pressure from customers to lower pricing.

Summary of Significant 2009 Activities

• In April 2009, the Company completed an equity offering of 12 million newly-issued shares of common stock at $17.50 per share resulting in net proceeds of approximately $203 million.

• In April 2009, the Company completed a registered public offering for $300 million aggregate principal amount of 8% senior unsecured notes due May 2016.

•        In August 2009, the Company completed an extension of the revolving credit portion of the Company’s senior credit facility, which was allowed for under an April 2009 amendment, that extended the maturity date of the revolving facility in an aggregate amount of $100 million to January 2012.

•        In August 2009, the Company entered into an amendment to the Company’s senior credit facility. The amendment extended the maturity date of $600 million principal amount of existing term loans from January 2012 to January 2015.

• The Company managed working capital to improve operating cash flows, with a particular focus on bringing inventory levels into line with lower sales.

•        As a result of the current macroeconomic conditions, the Company initiated cost containment efforts, with particular focus on discretionary spending. These initiatives have resulted in an overall reduction in selling, general and administrative expenses (“SG&A”).

•        In September 2009, the Company announced that the Board of Directors (the “Board”) had decided to initiate a quarterly cash dividend of $0.075 per share of the Company’s common stock starting in the fourth quarter of 2009.”

THIRD BULLET POINT: With regard to the third bullet point listed above, the Company notes the Staff’s comment and, in response to this comment, the Company has, in addition to deleting the referenced statements from the “Overview” section as discussed in the response to the first bullet point listed above, included a revised disclosure with regard to acquisitions in its most recent quarterly filing as follows:

“Acquisitions

The Company has not completed a significant acquisition in over two years. To the extent the Company pursues future acquisitions, the Company intends to focus on businesses with product offerings that provide geographic or product diversification, or expansion into related categories that can be marketed through the Company’s existing distribution channels or provide us with new distribution channels for our existing products, thereby increasing marketing and distribution efficiencies. Furthermore, the Company expects that acquisition candidates would demonstrate a combination of attractive margins, strong cash flow characteristics, category leading positions and products that generate recurring revenue. The Company anticipates that the fragmented nature of the consumer products market will continue to provide opportunities for growth through strategic acquisitions of complementary businesses. However, there can be no assurance that the Company will complete an acquisition(s) in any given year or that any such acquisition(s) will be significant or successful. The Company will only pursue a candidate when it is deemed to be fiscally prudent and that meets the Company’s acquisition criteria. The Company anticipates that any future acquisitions would be financed through any combination of cash on hand, operating cash flow, availability under our existing credit facilities and new capital market offerings.”

FOURTH BULLET POINT: With regard to the fourth bullet point listed above, the Company notes the Staff’s comment and, in response to this comment, the Company has included in its most recent quarterly filing the following disclosure:

“Net interest decreased by $22.6 million to $110 million for the nine months ended September 30, 2009 versus the same prior year period, primarily due to a decrease in the weighted average interest rate for 2009 to 5.4% from 6.3% in 2008. The decrease in the weighted average interest rate is due to a decline in short-term variable interest rates (LIBOR) combined with the maturity of $725 million notional amount of fixed rate interest rate swaps during 2009.”

In addition, the Company respectfully advises the Staff that the Company’s debt and equity structure has changed significantly during 2009 and has been disclosed in our most recent quarterly filing as follows:

Liquidity

“During the third quarter, the Company improved its liquidity as a result of the following:

•        The Company completed an extension of the revolving credit portion (the “Revolving Facility”) of the Company’s senior credit facility (the “Facility”), which was allowed for under an April 2009 amendment, that extended the maturity date of the Revolving Facility in an aggregate amount of $100 million to January 2012. Additionally, the then existing $185 million of availability maturing in January 2010 was reduced to $1.0 million. Following the amendment, the gross available amount under the Revolving Facility is $101 million.

•        The Company entered into an amendment to the Facility that extended the maturity date of $600 million principal amount of existing term loans from January 2012 to January 2015 through the creation of a new Term B4 tranche of the Facility, allowed for an increase in the maximum borrowings under the securitization facility from $250 million to $400 million, and increased the Company’s general debt basket from $75 million to $150 million. The Term B4 loans bear interest of LIBOR plus 3.25%.”

Capital Resources

“In April 2009, the Company completed a registered public offering for $300 million aggregate principal amount of 8% senior unsecured notes due May 2016 (the “Notes”) and received approximately $283 million in net proceeds. These net proceeds were used to prepay approximately $283 million of the outstanding principal on the Company’s term loans under its senior credit facility. Beginning in May 2013, the Company may redeem all or part of the Notes at specified redemption prices ranging from 100% to 104% of the principal amount, plus accrued and unpaid interest to the date of redemption. The Notes are subject to a number of restrictive and financial covenants that in part, limit the use of proceeds, limit the ability of the Company to incur additional debt, create liens on assets, engage in mergers and consolidations, pay dividends on or repurchase the Company’s common stock, prepay debt subordinate to the Notes, or dispose of assets.”

“In April 2009, the Company completed an equity offering of 12 million newly-issued shares of common stock at $17.50 per share. The net proceeds to the Company, after the payment of underwriting discounts and other expenses of the offering, was approximately $203 million.”

Additionally, the Company anticipates that Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” in the Company’s 2009 Form 10K will include a disclosure similar to the following:

“The Company is exposed to interest rate risk on its variable rate debt and price risk on its fixed rate debt. As such, the Company monitors the interest rate environment and uses interest rate swap agreements to manage its interest rate risk and price risk by balancing its exposure to fixed and variable interest rates while attempting to minimize interest costs. As of December 31, 2009, approximately $XX billion of the Company’s debt is comprised of variable-rate debt. The remainder of the debt carries a fixed rate either by nature or through the use of interest rate swaps. A hypothetical 10% change in these interest rates would change interest expense by approximately $XX million and the fair values of fixed rate debt by approximately $XX million.”

FIFTH BULLET POINT: With regard to the fifth bullet point listed above, the Company notes the Staff’s comment, and in response to this Comment, the Company has included in its most recent quarterly filing the following disclosure:

“Market Overview

The Company operates primarily in the consumer products markets, which are generally affected by overall economic conditions. The Company’s results and activities for the nine months ended September 30, 2009 have been affected by the following macroeconomic factors:

•        Global economic weakness, a recessionary economy in the United States and the corresponding decline in consumer confidence and demand has negatively affected sales both domestically and internationally.

• Less volatile commodities markets have resulted in lower input costs relative to last year, with commensurate pressure from customers to lower pricing.”

3.	Throughout the results of operations subsections in your annual and quarterly reports, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Again, please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make.

•

You state that the differences in the results from operations for 2008 versus 2007 and 2007 versus 2006 are primarily due to the K2 and Pure Fishing acquisitions. However, it is unclear how these acquisitions could affect two separate period-to-period comparisons. For example, you state that the net sales in your Outdoor Solutions segment increased from 2007 to 2008 by $782 million due to the inclusion of the K2 and Pure Fishing businesses, and you state that the net sales of your Outdoor Solutions segment increased $798 million from 2006 to 2007 as a result of the K2 and Pure fishing acquisitions. For example, if the acquisitions occurred in 2007, it would appear to be unclear how you can state that any net sales increase in 2008, as compared to 2007, could be due to the acquisitions because you presumably would have included the sales of the acquired businesses in your 2007 calculations. Please revise or advise.

•

We note that, regarding your comparisons for net sales, you break down your results by segment and disclose how each segment’s net sales contributed to your overall consolidated net sales. However, we note also that you do not make a similar break down by segment regarding the other results you discuss. For each result you discuss, please disclose how each segment contributed to the overall result or tell us why it is not appropriate for you to do so.

•

In the last paragraph on page 40 of your annual report, you state that net sales in your Consumer Solutions segment declined $56.3 million from 2007 to 2008 primarily due to weakness in domestic sales as a result of overall economic downturn, but this decrease was offset by increased demand and improved pricing internationally, and in Latin America especially. Please identify the reason or reasons underlying the increased demand and improved pricing internationally, including Latin America, and quantify the effect of the decrease in domestic sales and the increase in international sales on the overall change in net sales from 2007 to 2008.

•

In the second-to-last paragraph on page 24 of your quarterly report, you state that the net sales decrease in your Consumer Solutions segment in the three months ended June 30, 2009 as compared to the same period in the prior year was offset by an increase in domestic demand, particularly in the demand for products in the personal care and wellness category. Also, you state that the net sales in the Branded Consumables segment increased in the three months ended June 30, 2009 as compared to the same period in 2008 mainly due to improved sales of Ball and Kerr fresh preserving products, but this increase was offset by continued weakness at retailer, primarily a weakness at domestic home improvement retailers. Please discuss the underlying reasons for the increase in demand for personal care and wellness products, the improved sales of Ball and Kerr, and the weakness of domestic home improvement retailers and quantify the effect of each reason on the overall period-to-period changes.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company will, in future filings, expand its discussion of the changes in operation and cash flow amounts between periods to explain the reasons for period-to-period changes. In addition, in future filings, where the Company identifies intermediate causes of changes in its operating results, the Company will fully describe the reasons underlying these causes. Finally, in future filings, where changes in items are caused by more than one factor, the Company will quantify the effect of each factor on the change, to the extent possible. In doing the foregoing, the Company will also address, to the extent applicable at such time, the examples raised by the Staff. The Company understands that the above list contains only examples of period-to-period changes and is not an exhaustive list of disclosure items to be expanded upon.

With regard to the first bullet point listed above, the Company supplementally advises the Staff that the Company’s results of operations included the results of K2 and Pure Fishing from August 8, 2007 and April 6, 2007, respectively. Therefore, 2007 included approximately five months of operations for K2 and approximately nine months of operations for Pure Fishing. For 2008, the Company’s results of operations included the results of operations of both K2 and Pure Fishing for a full year. Incrementally, 2008 included approximately seven more months of operations for K2 and approximately three more months of operations for Pure Fishing than did 2007; and 2007 included approximately five more months of operations for K2 and approximately nine more months of operations for Pure Fishing than did 2006.

With regard to the second bullet point listed above, the Company supplementally advises the Staff that with regard to each result the Company discusses, the Company, in future filings, will disclose how each segment contributed to the overall result where material to an understanding of consolidated information.

Further Response:	With regard to the third bullet point listed above, the Company notes the Staff’s comment, and in response to this comment, the Company has included in its most recent quarterly filing a discussion of operating earnings by segment, and will include in future filings a similar discussion, as follows:

Results of Operations – Comparing 2009 to 2008

“Operating earnings for the nine months ended September 30, 2009 in the Outdoor Solutions segment decreased $14.4 million or 8.3%, versus the same prior year period primarily as the result of the gross margin impact of lower sales, partially offset by a decrease in SG&A ($54.0 million) and a decrease in reorganization costs ($1.5 million). Operating earnings for the nine months ended September 30, 2009 in the Consumer Solutions segment increased $12.0 million or 8.5%, versus the same prior year period primarily as the result of lower SG&A ($19.8 million), partially offset by increased reorganization costs ($3.2 million). Operating earnings for the nine months ended September 30, 2009 in the Branded Consumables segment increased $8.4 million or 14.6%, versus the same prior year period primarily as the result of the improved gross margins and a decrease in reorganization costs ($6.0 million). Operating earnings in the Process Solutions segment for the nine months ended September 30, 2009 decreased $2.7 million or 15.6%, versus the same prior year period primarily as the result of the gross margin impact of lower sales, partially offset by a decrease of SG&A ($3.8 million) reorganization costs ($2.8 million).”

With regard to the third and fourth bullet points listed above, the Company notes the Staff’s comments, and in response to these comments, the Company has included in its most recent quarterly filing the following disclosure:

Results of Operations – Comparing 2009 to 2008

“Net sales for the nine months ended September 30, 2009 decreased $273 million, or 6.8%, to $3.8 billion versus the same prior year period. The overall decrease in net sales was primarily due to unfavorable foreign currency translation (approximately $125 million), a 25.6% ($67.6 million) decline in sales in the

Process Solutions segment, due primarily to a decline in the pass through pricing of commodities, and lower coinage and OEM sales, which is typical in a recessionary environment and declines in domestic and international sales resulting from overall macroeconomic weakness. Net sales in the Outdoor Solutions segment decreased $192 million or 9.7%, primarily as the result of unfavorable foreign currency translation (approximately $73 million) and declines in domestic and international sales resulting from overall economic weakness. Net sales in the Consumer Solutions segment decreased $23.9 million or 1.9%, which was primarily due unfavorable foreign currency translation (approximately $35 million) and decreased demand and internationally, primarily in Latin America, resulting from overall economic weakness, partially offset by increased demand in the small appliance and certain personal care and wellness categories, which is primarily due to gains in category space at certain major retailers and certain marketing efforts. Net sales in the Branded Consumables segment decreased $2.4 million or 0.4%, which is mainly due to unfavorable foreign currency translation (approximately $13 million), continued weakness at retail, primarily at domestic home improvement retailers resulting from overall economic weakness, partially offset by improved sales of Ball® and Kerr® fresh preserving products, which has been driven in part, by the consumer trend of looking to save money, combined with the Company’s marketing efforts celebrating the 125th anniversary of the Ball® jar.”

In addition, the Company has also disclosed in its most recent quarterly filing the following:

“Market Overview

The Company operates primarily in the consumer products markets, which are generally affected by overall economic conditions. The Company’s results and activities for the nine months ended September 30, 2009 have been affected by the following macroeconomic factors:

•        Global economic weakness, a recessionary economy in the United States and the corresponding decline in consumer confidence and demand has negatively affected sales both domestically and internationally.

• Less volatile commodities markets have resulted in lower input costs relative to last year, with commensurate pressure from customers to lower pricing.”

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

5.	We note your discussion under the heading, “Executive Compensation Philosophy and Objectives,” in which you state that your “guiding principal” in establishing executive compensation “is to assure that [your] compensation and benefits policies attract and retain the key employees necessary to support [your] growth and success, both operationally and strategically and to motivate [your] executives to achieve short- and long-term goals with the ultimate objective of creating sustainable improvements in stockholder value.” In future filings, please provide greater detail about how you determine the amount of each compensation element to pay, your policies for allocating between long-term and currently paid out compensation, your policies for allocating between cash and non-cash compensation, and your policies for allocating among different forms of non-cash compensation. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, in this regard, please discuss of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand your compensation policies and decisions regarding the named executive officers.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will provide greater detail about how it determines the amount of each compensation element to pay, its policies for allocating between long-term and currently paid out compensation, its policies for allocating between cash and non-cash compensation, and its policies for allocating among different forms of non-cash compensation. In addition, in future filings, the Company will discuss any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand the Company’s compensation policies and decisions regarding the named executive officers.

Further Response:	The Company notes the Staff’s comment and, in response to this comment, the Company respectfully submits that, in accordance with the Company’s original response set forth above and in addition to disclosure similar in format to that contained on pages 19 through 29 of the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 9, 2009 (the “Company’s 2009 Proxy Statement”) (which was based on facts that were in existence at the time of filing of the Company’s 2009 Proxy Statement), the following paragraphs, which are also based upon facts that were in existence at the time of the filing of the

Company’s 2009 Proxy Statement, are representative of the disclosure that the Company would propose to include in future filings in response to this comment, with such following paragraphs either included under a new subheading, or incorporated into existing subheadings, under the section titled “Compensation Discussion and Analysis.”

“The Company does not have a formal policy or formula for (i) determining the precise allocation of each compensation element to pay, (ii) allocating between long-term and currently paid out compensation, (iii) allocating between cash and non-cash compensation, or (iv) allocating among different forms of non-cash compensation. As discussed in this “Compensation Discussion and Analysis” section, during the process of setting and allocating the various elements of compensation and when setting the individual components of compensation of our executive officers, the Compensation Committee considers the following:

• the levels of compensation at a broad range of companies, including companies reflective of the Company’s strategic objectives, size and/or growth profile;

• the Company’s performance, growth and relative stockholder return;

• the achievement of specific financial goals;

• a subjective determination of the executive’s past performance and expected future contributions to the Company;

• the awards given to the executive in the past; and

• the rank and responsibility of the executive.

As discussed under the subheading “The Elements of the Company’s Compensation Program,” the components of the Company’s compensation program consist of: (i) cash consideration, which includes base salary and target performance incentive compensation, (ii) equity-based consideration, which includes incentive stock options, nonqualified stock options, restricted stock and cash bonuses issued under the Company’s Amended and Restated 2003 Stock Incentive Plan, and (iii) perquisites and other personal and additional benefits. Base salary, which is paid in cash, is fixed compensation in that it does not vary based on performance. Target performance incentive compensation is variable compensation in that it varies based upon performance against prescribed goals. Equity-based consideration, other than cash bonuses, issued under the Company’s Amended and Restated 2003 Stock Incentive Plan, as amended, are long-term incentives. The Company believes that a significant portion of executive compensation should be in target performance incentive compensation and equity-based consideration when compared to base salary. In addition, the Company believes that, in order to link management’s compensation to the Company’s success in creating value for its stockholders and to reward appropriately for superior performance, our Named Executive Officers should have a greater percentage of their total compensation in incentive or variable compensation and that for other executives, a significant, but lower, portion of their total compensation should be in incentive or variable compensation. This belief is illustrated by the component elements of compensations for our executive officers as set forth in the Summary Compensation Table below.”

Use of Outside Consultants, page 19

6.	We note your statement in the first paragraph of this subsection that you “may ask that management participate in these engagements” with outside compensation and benefits consulting firms. In future filings, please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will clarify whether its chief executive officer met with representatives of Towers Perrin, or such other compensation expert, as the case may be, regarding his compensation or the compensation of the other named executive officers and identify the members of management with whom Towers Perrin, or such other compensation expert, as the case may be, works, if any.

Further Response:	The Company notes the Staff’s comment and, in response to this comment, the Company respectfully advises the Staff that the Compensation Committee of the Company’s Board of Directors (the “Committee”) did not engage a compensation consultant in fiscal year 2008 regarding setting 2009 executive compensation. The Company supplementally advises the Staff that the Committee engaged Towers Perrin in fiscal year 2009, as discussed in response to comment No. 7 below. As part of Towers Perrin’s engagement, the Committee has directed Towers Perrin to work with our Senior Vice President of Human Resources and other members of management, including the Company’s Chief Financial Officer, to obtain information necessary for it to form its recommendations and evaluate management’s recommendations. Towers Perrin also meets with the Committee during the Committee’s regular meetings and in executive sessions, where no members of management are present, and with the Committee chair and other members of the Committee outside of the regular meetings. Towers Perrin did not meet with the Company’s Chief Executive Officer in the course of such engagement. Furthermore, the Company’s Chief Executive Officer did not meet with Towers Perrin or the Committee regarding his compensation. We will reflect such engagement of Towers Perrin and the disclosure above in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Commission in 2010.

7.	Also, in future filings, please describe in greater detail the nature and scope of Towers Perrin’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will describe in greater detail the nature and scope of Towers Perrin’s, or such other compensation expert’s, as the case may be, assignment and the material elements of the instructions or directions given to Towers Perrin, or such other compensation expert, as the case may be, regarding the performance of its duties.

Further Response:	The Company notes the Staff’s comment and, in response to this comment, the Company supplementally advises the Staff that in connection with Towers Perrin’s current engagement as discussed above, Towers Perrin was engaged by the Committee to (i) review and evaluate the executive compensation programs and policies for the past three (3) years for alignment with the Company’s strategic business objectives, (ii) meet with the Committee chair and Chief Financial Officer of the Company to discuss the Company’s business strategy, competitive challenges, management processes and pay philosophy, (iii) develop comparative market data upon which the Company can evaluate the competitiveness and structure of its current executive compensation program, (iv) provide an evaluation of the competitive posture of the Company’s executive compensation levels relative to the marketplace, (v) provide information on industry best practices on compensation practices and programs, (vi) participate in the design of executive compensation programs to ensure the linkage between pay and performance, and (vii) make recommendations to the Committee as to possible changes to the Company’s compensation practices.

9.	In this regard, we note your statement in the last sentence of the second paragraph on page 20 that you believe that the terms of the employment agreements with your executive officers are “still reasonable and appropriate.” In future filings, please disclose why you believe the terms of these employment agreements are still reasonable and appropriate.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will disclose why it believes that the terms of the employment agreements with its executive officers are still reasonable and appropriate, to the extent applicable.

Further Response:	The Company notes the Staff’s comment and, in response to this comment, the Company respectfully advises the Staff that, based on facts that were in existence at the time of the filing of the Company’s 2009 Proxy Statement, the Compensation Committee’s belief that the terms of the employment agreements with our executive officers were still reasonable and appropriate was, as disclosed on pages 19 and 20 of the Company’s 2009 Proxy Statement, based upon the Compensation Committee’s review of factors such as the levels of compensation at a broad range of representative companies, including companies reflective of the Company’s strategic objectives, size and/or growth profile, the Company’s performance, growth and relative stockholder return, the achievement of specific financial goals, a subjective determination of the executive’s past performance and expected future contributions to the Company and the awards given to the executive in the past. In addition, in future filings covering years in which the Company enters into employment agreements with its executives, the Company will, based upon facts in existence at the time such employment agreements are entered into and to the extent applicable, disclose why it believes the terms of such employment agreements are reasonable and appropriate.

Cash Compensation, page 20

10.

In the third-to-last paragraph of this subsection, you state that in 2008 you did not meet the objective performance goal of $2.84 as-adjusted earnings per share for your named executive officers’ to receive their annual incentive bonuses. However, in the second-to-last paragraph of this subsection you state that in your “sole discretion” you approved discretionary performance-based bonuses for each of your named executive officers. You approved these bonuses based on the officers’ outstanding leadership during a period of unprecedented volatility and uncertainty, their handling of the bankruptcy of your lender and administrative agent, and their strategic actions during the recessionary macroeconomic environment. In future filings, please discuss in greater detail how you determined that each executive officer’s performance in 2008 warranted a discretionary incentive bonus based on the criteria you established and in light of the fact that you did not achieve your objective corporate performance goal. For example, please discuss Mr. Franklin’s actions in demonstrating outstanding leadership, handling the bankruptcy of your lender and administrative agent, and taking strategic action during the recession such that he earned a $1,499,688 incentive bonus for 2008.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will discuss in greater detail, to the extent applicable, how it determined that each executive officer’s performance warranted a discretionary incentive bonus based on the criteria the Company established and in light of the fact that the Company had not achieved its objective corporate performance goals.

Further Response:	The Company notes the Staff’s comment and, in response to this comment and in clarification of the Company’s original response set forth above, the Company respectfully advises the Staff that bonus compensation for Named Executive Officers of the Company may take two forms: (i) an annual incentive bonus or operating bonus, which is based upon a quantitative performance target set forth by the Compensation Committee of Board of Directors in advance, and (ii) a discretionary bonus, which is based upon a qualitative assessment of performance. A Named Executive Officer of the Company may receive one, both or none of such forms of bonus compensation in any one year. With regard to Messrs. Franklin, Ashken and Lillie, these two forms of bonus compensation are set forth in the disclosure, which is based on the express terms of their respective employment agreements, on pages 30 and 31 of the Company’s 2009 Proxy Statement as follows:

“In addition, Mr. Franklin is entitled to receive an operating bonus of up to 50% of the base compensation each year for achieving the Company’s earnings per share budget or up to 100% of base compensation each year for achieving 110% of the Company’s earnings per share budget in each case based on the annual budget approved by the Board of Directors. For a description of the performance targets established by the Board of Directors for 2008, see the “Compensation Discussion and Analysis” section above. In addition, Mr. Franklin is eligible for a performance-based discretionary bonus related to other corporate activity undertaken by the Company of up to 100% of base compensation each year, at the discretion of the Board or Compensation Committee.”

“In addition, Mr. Ashken is entitled to receive an operating bonus of up to 50% of base compensation each year for achieving the Company’s earnings per share budget or up to 100% of base compensation for each year for achieving 110% of the Company’s earnings per share budget in each case based on the annual budget approved by the Board of Directors. For a description of the performance targets established by the Board of Directors for 2008, see the “Compensation Discussion and Analysis” section above. In addition, Mr. Ashken is eligible for a performance-based discretionary bonus related to other corporate activity undertaken by the Company of up to 100% of base compensation each year, at the discretion of the Board or Compensation Committee.”

“In addition, Mr. Lillie is entitled to receive an operating bonus of up to 50% of base compensation each year the Company achieves certain specified performance objectives approved by the Board of Directors and up to 100% of base compensation each year the Company achieves such performance objectives 10% higher than approved by the Board of Directors. For a description of the performance targets established by the Board of Directors for 2008, see the “Compensation Discussion and Analysis” section above. In addition, Mr. Lillie is eligible for a performance-based discretionary bonus related to other corporate activity undertaken by the Company of up to 50% of base compensation each year, at the discretion of the Board or Compensation Committee.”

In future filings, to the extent applicable, the Company would include disclosure similar to the foregoing and, again to the extent applicable, the Company would include a cross reference to such disclosure.

As disclosed in the Company’s 2009 Proxy Statement, the quantitative performance factor, as-adjusted earnings per share, was not achieved and, therefore, the Named Executive Officers did not receive the incentive or operating bonus. As further disclosed, the Compensation Committee could, in its discretion, still award a discretionary bonus to the Named Executive Officers. The discretionary bonus is based on a qualitative assessment of performance, of which the as-adjusted earnings per share quantitative performance target is not determinative. As disclosed on page 21 of the Company’s 2009 Proxy Statement, factors included in the qualitative assessment of performance conducted by the Compensation Committee included the executives’ leadership of the Company during unprecedented volatility and uncertainty during fiscal year 2008, including the Company’s successful integration of the K2 Inc. and Pure Fishing, Inc. acquisitions, the Company successfully reaching a business resolution and agreement in principle to settle all issues relating to the bankruptcy of the Company’s lender and administrative agent, and the taking of strategic actions designed to position the Company to outperform its competitors during the recessionary macroeconomic environment.

Equity-Based Compensation, page 21

11.	In the discussion of your equity-based compensation, you indicate that these incentives are awarded based on your subjective review of each executive officer’s scope of responsibility, ability to affect profits, stockholder value, and a subjective review of the officer’s historic and recent performance. It seems that these performance-based cash incentives and discretionary cash bonuses are based on a subjective evaluation of each executive’s contributions, but it is unclear whether they are triggered by obtaining certain objective financial results or whether it is a completely subjective determination. If certain financial results are quantified, in future filings, please specify those results necessary to trigger any equity-based compensation. See Item 402 (b)(2)(v) of Regulation S-K. If they are not quantified, please discuss in greater detail the manner in which you subjectively evaluated each executive’s contributions before awarding the equity-based compensation.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will specify the financial results necessary to trigger any equity-based compensation, if certain financial results are quantified and, if certain financial results are not quantified, the Company will discuss in greater detail the manner in which it subjectively evaluated each executive’s contributions before awarding the equity-based compensation.

Further Response:	The Company notes the Staff’s comment and, in response to this comment, the Company respectfully advises the Staff that the Company’s disclosure relating to performance-based cash incentives and discretionary cash bonuses is included in the discussion under the subheading “Cash Compensation” in the Company’s 2009 Proxy Statement. Please see the Company’s response to comment No. 10 immediately preceding this comment with regard to cash bonuses. With regard to equity-based compensation, the Company supplementally advises the Staff that, other than with regard to awards of restricted stock pursuant to employment agreements with Messrs. Franklin, Ashken and Lillie, respectively, which were previously approved by the Company’s Board of Directors, the granting of equity-based compensation is within the discretion of the Company’s Board of Directors and Compensation Committee pursuant to the Company’s Amended and Restated 2003 Stock Incentive Plan, as amended. The granting of discretionary equity-based compensation is not subject to the Company obtaining objective financial results. The vesting and/or termination of restrictions on equity-based compensation may be subject to quantified performance results. The Company respectfully advises the Staff that disclosure with regard to the granting of restricted stock awards to Messrs. Franklin, Ashken and Lillie pursuant to their respective employment agreements was contained in the Company’s disclosure under the heading “Employment Agreements” in the Company’s 2009 Proxy Statement and, as no equity-based compensation was given to Messrs. Franklin, Ashken or Lillie in 2008, there were no quantifiable financial results to be disclosed. In future filings, to the extent applicable, the Company will specify the financial results necessary to the vesting and/or termination of restrictions on equity-based compensation and such disclosure, depending on the facts in existence at the time of such future filings, would contain the vesting target. For example, with regard to restricted stock awards, the disclosure, which is based upon the disclosure in the last paragraph on page 32 under the heading “Employment Agreements” in the Company’s 2009 Proxy Statement, might provide as follows (with the blanks for the stock appreciation percentage set by the Compensation Committee, the date of the last trading day of the prior calendar year and the closing price of the Company’s common stock on such date filled in):

“In accordance with the terms of the awards of the restricted stock, the restrictions on the restricted stock shall lapse on the earlier to occur of: (i) the last day of any five consecutive trading day period during which the average closing price of the Company’s common stock on the New York Stock Exchange (or such other securities exchange on which the Company’s common stock may then be traded) equals or exceeds [ ] percent above the closing stock price on December [ ], 20[ ] of [($ )], or (ii) the date there is a change in control (as defined in the respective employment agreements) of the Company.”

With regard to the manner in which the Compensation Committee subjectively evaluates each executive’s contributions before awarding equity-based compensation, the Company respectfully submits that the disclosure on page 22 of the Company’s 2009 Proxy Statement, which provides that “[t]he Committee generally makes awards based upon the employee’s position with the Company, scope of responsibility, ability to affect profits and stockholder value and a subjective review of the employee’s historic and recent performance,” sets forth the general criteria used by the Compensation Committee in performing a qualitative assessment of each executive’s individual performance in determining whether to grant equity-based compensation. In future filings, to the extent applicable, the Company will describe the Compensation Committee’s qualitative assessment of the performance of the executive officers receiving discretionary equity-based compensation with respect to the foregoing criteria.

13.	We note your disclosure in the last paragraph of this subsection that it has been your practice, but not a firm policy, to grant stock-based awards to management on an annual basis. In future filings, please clarify whether you have formalized any procedures regarding grants of stock options.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will clarify whether it has formalized any procedures regarding grants of stock-based awards.

Further Response:	The Company notes the Staff’s comment and, in response to this comment, the Company supplementally advises the Staff that other than the procedures set forth in the “Equity-Based Compensation” subsection in the Company’s 2009 Proxy Statement regarding grants of equity-based awards pursuant to the Company’s Amended and Restated 2003 Stock Incentive Plan, as amended, the Company does not have any formalized procedures regarding the timing of grants of stock options and whether stock options will continue to be granted on an annual basis or otherwise and the Company will specifically state this in future filings.

Certain Relationships and Related Transactions, page 42

14.	In future filings, please disclose whether the terms in the transactions and agreements with related parties you disclose were comparable to terms you could have obtained in similar transactions with unaffiliated third parties.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will disclose whether the terms in the transactions and agreements with related parties it discloses were comparable to terms the Company could have obtained in similar transactions with unaffiliated third parties.

Further Response:	The Company notes the Staff’s comment and, in response to this comment, the Company respectfully advises the Staff that, in future filings, the Company will disclose whether the terms in the transactions and agreements with related parties it discloses were comparable to terms the Company could have obtained in similar transactions with unaffiliated third parties. In addition, if the terms in the transactions and agreements with related parties the

Company then discloses were comparable to terms the Company could have obtained in similar transactions with unaffiliated third parties, then the Company’s disclosure with regard to such terms would be similar to the disclosure in the Company’s 2009 Proxy Statement with regard to the ZuitSports, Inc. transaction, which was as follows:

“On February 10, 2009, the Company’s Audit Committee reviewed and ratified the transaction, also finding that the terms were fair and reasonable and no less favorable to the Company and K-2 than would be obtained in a comparable arms-length transaction with a third party.”

In addition, the Company supplementally advises the Staff that the aircraft lease agreement between K2 Inc. and a corporation 100% owned by Mr. Richard J. Heckmann, a member of the Company’s board of directors, and the advertising and promotions agreement between K2 Inc. and Suns Legacy Holdings LLC, each disclosed in the Company’s 2009 Proxy Statement, were both entered into by K2 Inc. prior to the acquisition of K2 Inc. by the Company and both, as disclosed in the Company’s 2009 Proxy Statement, were terminated in 2008.

Review, Approval or Ratification of Transactions with Related Persons, page 43

15.	We note your disclosure that your board and audit committee adopted written policies and procedures relating to approval or ratification of interested transactions with related parties. We note also that, under these policies and procedures, your audit committee reviews the material facts of all interested transactions that require your approval and either approves or disapproves of the entry into the interested transactions, subject to certain exceptions, by taking into account whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person’s interest in the transaction, and “other factors it deems appropriate.” In future filings, please revise your disclosure to describe these policies so that you discuss specifically the manner in which the audit committee reviews, approves, or disapproves of the related party transactions, the “certain exceptions” to the audit committee’s review, approval, or disapproval of related party transactions, and the other factors the audit committee deems appropriate to review in a related party transaction. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Original Response:	The Company notes the Staff’s comment and, in response to this comment, the Company, in future filings, will revise its disclosure to describe the policies and procedures adopted by the audit committee so that the Company discusses specifically the manner in which the audit committee reviews, approves, or disapproves of the related party transactions, the “certain exceptions” to the audit committee’s review, approval, or disapproval of related party transactions, and the other factors the audit committee deems appropriate to review in a related party transaction.

Further Response:	The Company notes the Staff’s comment and, in response to this comment, the Company will revise its disclosure in future filings to provide disclosure substantially similar to the following:

“Review, Approval or Ratification of Transactions with Related Persons

The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is the Company’s preference to avoid related party transactions.

Our Board and Audit Committee in February 2007 adopted written policies and procedures relating to approval or ratification of “interested transactions” with “related parties.” Under such policies and procedures, our Audit Committee is to review the material facts of all interested transactions that require the Audit Committee’s approval and either approve or disapprove of the entry into the interested transactions, subject to certain exceptions set forth below, by taking into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Our written policies and procedures do not specifically list other factors to be considered by the Audit Committee when reviewing an interested transaction, but gives the Audit Committee the discretion to consider other factors it deems appropriate.

No director may participate in any discussion or approval of an interested transaction for which he or she is a related party, except that the director shall provide all material information concerning the interested transaction to the Audit Committee. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party.

Under such policies and procedures, an “interested transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, we are a participant, and any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A “related party” is any person who is or was since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, even if they do not presently serve in that role an executive officer, director or nominee for election as a director, any greater than 5% beneficial owner of our common stock, or any immediate family member of any of the foregoing. Immediate family member includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person’s home (other than a tenant or employee).

The certain exceptions to the Audit Committee’s review of interested transactions are (i) if advance approval of an interested transaction is not feasible, then the interested transaction shall be considered and, if the Audit Committee determines it to be appropriate, ratified at the Audit Committee’s next regularly scheduled meeting, (ii) interested transactions, even if the aggregate amount involved will exceed $120,000, that the Audit Committee has reviewed and deemed pre-approved which are described below under the heading “Standing Pre-Approval for Certain Interested Transactions,” and (iii) if the aggregate amount involved is expected to be less than $1,000,000, our Board has delegated to the chair of the Audit Committee the authority to pre-approve or ratify (if applicable) any interested transaction with a related party. At the first regularly scheduled meeting of the Audit Committee in each calendar year, a summary of each new interested transaction deemed pre-approved pursuant to item (3) under “Standing Pre-Approval for Certain Interested Transactions” below and each new interested transaction pre-approved by the chair of the Audit Committee shall be provided to the Audit Committee for its review.

Standing Pre-Approval for Certain Interested Transactions

Pre-approved interested transactions include:

(1) employment of executive officers either if the related compensation is required to be reported in our proxy statement or if the executive officer is not an immediate family member of another executive officer or a director of our company and the related compensation would be reported in our proxy statement if the executive officer was a “named executive officer” and our Compensation Committee approved (or recommended that the Board approve) such compensation;

(2) any compensation paid to a director if the compensation is required to be reported in our proxy statement;

(3) any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s shares, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company’s total annual revenues;

(4) any transaction where the related person’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends); or

(5) any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.”

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